UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          APRIA HEALTHCARE GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                  037933108
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 12, 1999
                                --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 16

CUSIP NO. 037933108              SCHEDULE 13D                     Page 2 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,225,100**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,225,100**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,225,100**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 037933108              SCHEDULE 13D                     Page 3 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,225,100**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,225,100**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,225,100**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 037933108              SCHEDULE 13D                     Page 4 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,225,100**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,225,100**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,225,100**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 037933108              SCHEDULE 13D                     Page 5 of 16

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 10, 1998, by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 3560 Hyland Avenue, Costa Mesa, CA 92626. The following amendments to Items 4, 5 and 6 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended as follows:

As set forth in Item 6 below, on April 19, 1999, pursuant to a Stock Purchase Agreement (the "Agreement") attached hereto as Exhibit B, the Reporting Persons have agreed to sell 3,225,100 shares (the "Shares") of the Common Stock to the Buyers identified on Schedule B of the Agreement. The purchase price of the Shares is $13.00 net per Share, for a total purchase price of $41,926,300.00. The settlement date of the transaction is April 22, 1999. Upon settlement, the Reporting Persons will have disposed of all of their shares of the Common Stock.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-K dated December 31, 1998, there were 51,799,035 shares of Common Stock issued and outstanding as of April 1, 1999. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report holdings of 2,791,300 shares of the Common Stock owned directly by the limited partnerships for which RCBA L.P. serves as the general partner and RCBA L.P.'s investment advisory client accounts, which represents 5.4% of the outstanding shares of the Common Stock.

In addition, because RCBA L.P. has voting and investment power with respect to 433,800 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,225,100 shares of the Common Stock, which is

CUSIP NO. 037933108              SCHEDULE 13D                     Page 6 of 16

6.2% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

 (c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock in the open market:

Trade Date   Shares    Price/Share
----------   -------   -----------

04-01-99     122,000     12.0000
04-05-99     100,000     11.9703
04-06-99     180,000     12.0000
04-07-99     300,000     12.0417
04-08-99      19,900     12.0000
04-12-99     190,000     12.9737
04-13-99     155,000     13.0000
04-13-99      55,000     12.9375
04-14-99     508,300     13.3750
04-15-99     180,000     13.5000
04-15-99      45,700     13.5416
04-16-99     300,000     13.2500
04-16-99      44,000     13.5000

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------
Item 6 of the Schedule 13D is hereby amended as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) as noted above, RCBA L.P. has voting and investment power of the shares held by it for the benefit of the Common Fund, and (iii) a Stock Purchase Agreement (the "Agreement") entered into on April 19, 1999, attached hereto as Exhibit B, pursuant to which the Reporting Persons have agreed to sell 3,225,100 shares of the Common Stock to the Buyers identified on Schedule B of the Agreement for $13.00 per share for a total purchase price of $41,926,300.00, with a settlement date of April 22, 1999.

CUSIP NO. 037933108              SCHEDULE 13D                     Page 7 of 16

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking
Exhibit B  Stock Purchase Agreement

CUSIP NO. 037933108              SCHEDULE 13D                     Page 8 of 16

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary




                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact

CUSIP NO. 037933108              SCHEDULE 13D                    Page 9 of 16

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  April 21, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary




                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact


CUSIP NO. 037933108              SCHEDULE 13D                    Page 10 of 16

                                   Exhibit B

                           STOCK PURCHASE AGREEMENT


This Stock Purchase Agreement (this "Agreement") is entered into as of April 19, 1999 among those persons listed on Schedule A attached hereto
(individually a "Seller" and collectively the "Sellers") and those persons identified on Schedule B attached hereto (individually a "Buyer" and collectively the "Buyers").

                                BACKGROUND

            A. The Sellers are the owners of a total of 3,225,100 shares of Common Stock (the "Shares") of Apria Healthcare Group, Inc., a Delaware corporation (the "Company"), as more specifically set forth on Schedule A.

            B. Relational Investors, LLC is the general partner or investment adviser of each of the Buyers.

            C. The Sellers desire to sell, and the Buyers desire to purchase, all of the Shares upon the terms and conditions set forth in this Agreement.

            NOW, THEREFORE, the parties agree as follows:

            1.  Basic Transaction.

                  (a) Purchase of Shares. Pursuant to the terms and conditions set forth below, each Seller shall sell that number of Shares set forth opposite such Seller's name on Schedule A, and each Buyer shall purchase that number of Shares set forth opposite such Buyer's name on Schedule B.

                  (b) Purchase Price. The purchase price is $13.00 net per Share, for a total purchase price of $41,926,300.00 for the 3,225,100 Shares.

            2. Closing. The settlement date shall be April 22, 1999. Settlement will be DVP (delivery versus payment).


            3. Representations of Sellers. Each Seller, as to itself but as to no other Seller, hereby represents, warrants and covenants to the Buyers that:

                  (a) Ownership. Such Seller owns its Shares free and clear of any pledge, lien, charge, claim, security interest or other encumbrance of any kind, nature or description. Such Seller's Shares are validly issued, fully paid and non-assessable.

CUSIP NO. 037933108              SCHEDULE 13D                    Page 11 of 16


                  (b) Authority and Compliance. Such Seller has full power and authority to transfer its Shares and has complied with or will comply with all legal requirements, if any, in connection with the sale of its Shares. Such transfer will not violate the rights of any third party.

                  (c) Information. Such Seller was fully informed and advised on April 19, 1999 of certain information concerning the Company that may be material and non-public, including (i) the status of certain of the Company's financing initiatives, and (ii) the Company's preliminary first quarter 1999 results as reflected on materials disclosed by the Buyer.

            4. Representations of Buyers. Each Buyer, as to itself but as to no other Buyer, hereby represents, warrants and covenants to the Sellers that:

                  (a)  Registration or Exemption.   Such Buyer understands
that if it desires to sell the shares the Buyer will be required to sell the Shares pursuant to a registration under the Securities Act of 1933, as amended, or an exemption therefrom.

                  (b) Authority and Compliance. Such Buyer has full power and authority to purchase its Shares and has complied with or will comply with all legal requirements, if any, in connection with the purchase of its Shares.

            5.  Miscellaneous.

                  (a) Further Action. Each party agrees to use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

                  (b) Entire Agreement; Successors and Assigns. This Agreement constitutes the entire understanding among the parties with regard to the subjects hereof, superseding all prior understandings, agreements, representations and negotiations, whether oral or written. The terms and conditions of this Agreement will inure to the benefit of, and be binding upon, the respective executors, administrators, heirs, successors and assigns of the parties.

                  (c) Choice of Law. This Agreement will be interpreted and enforced in accordance with the laws of the State of Delaware as applied to contracts executed and performed entirely therein.

                  (d) Counterparts. This Agreement may be signed in any number of counterparts and by facsimile, and when so signed and delivered will have the same effect as if all signatures appeared on the same document.

CUSIP NO. 037933108              SCHEDULE 13D                    Page 12 of 16

                  (e) Notices. All notices required or permitted under this Agreement must be given in writing (which may include facsimile). All notices will be effective upon the earlier of (i) receipt (including confirmation that a facsimile has been received) or (ii) five business days after being deposited in the U.S. mail or two business days after being delivered to an overnight courier, in each case properly addressed as set forth on Schedule A or B (as the case may be), as such address may be changed by proper notice to the other parties.

                  (f) Interpretation. All parties have been assisted by counsel in connection with this Agreement. The normal rule of construction that any ambiguity will be resolved against the drafting party will not be used in the interpretation of this Agreement.

                  (g) Gender and Number. As the context so requires, (i) the masculine gender will include the feminine and neuter, and vice versa, and
(ii) the singular will include the plural, and vice versa.

                  (h) Amendment of Agreement. This Agreement may be amended only by a written instrument signed by all of the parties.

                  (i) Severability. If any provision of this Agreement or the application of any such provision to any party is held by a court of competent jurisdiction to be contrary to law, such provision will be deemed amended to the minimum extent possible to comply with such law, and the remaining provisions of this Agreement will remain in full force and effect.

                  (j) Attorneys' Fees. If it becomes necessary for any party to initiate legal action or any other proceeding to enforce, defend or construe such party's rights or obligations under this Agreement, the prevailing party will be entitled to reasonable costs and expenses, including attorneys' fees and costs, incurred and paid in connection with such action or proceeding.

                  (k) Fees and Expenses. The Sellers, on the one hand, and the Buyers, on the other, shall each bear their own respective fees and costs in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

CUSIP NO. 037933108              SCHEDULE 13D                    Page 13 of 16

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

THE SELLERS:

STINSON CAPITAL PARTNERS, L.P.

STINSON CAPITAL PARTNERS II, L.P.

BK CAPITAL PARTNERS IV, L.P.

By: Richard C. Blum & Associates, L.P., its General Partner

    By:  Richard C. Blum & Associates, Inc., its General Partner


         By:  /s/ Murray A. Indick
             ----------------------------------
             Name:  Murray A. Indick
             Title: Managing Director

STINSON CAPITAL FUND (CAYMAN), LTD.

BCG PENSION PLAN

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA LOCAL UNIONS AND COUNCILS PENSION FUND

THE CARPENTERS PENSION TRUST FOR SOUTHERN CALIFORNIA

THE COMMON FUND

By: Richard C. Blum & Associates, L.P., its Investment Adviser

    By:  Richard C. Blum & Associates, Inc., its General Partner


         By: /s/ Murray A. Indick
             ----------------------------------
             Name:  Murray A. Indick
             Title: Managing Director

CUSIP NO. 037933108              SCHEDULE 13D                    Page 14 of 16

THE BUYERS:

RELATIONAL INVESTORS, L.P. RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
     as general partner to each

     By: /s/ Ralph V. Whitworth
         -----------------------
         Ralph V. Whitworth
         Managing Member

DAVID H. BATCHELDER TRUST

By:  Relational Investors, LLC

Its:  Account Manager under that certain
      Management Agreement dated June 30, 1997

      By: /s/ Ralph v. Whitworth
          -----------------------
          Ralph V. Whitworth
          Managing Member

HENRY W. WINSHIP

By:  Relational Investors, LLC

Its:  Account Manager under that certain
      Management Agreement dated July 1, 1998

      By: /s/ Ralph V. Whitworth
          ----------------------
          Ralph V. Whitworth
          Managing Member

MARYLAND STATE RETIREMENT AGENCY

By:  Relational Investors, LLC

Its:  Account Manager under that certain
      Management Agreement dated
      December 12, 1997

      By: /s/ Ralph V. Whitworth
          ----------------------
          Ralph V. Whitworth
          Managing Member

CUSIP NO. 037933108              SCHEDULE 13D                    Page 15 of 16

                                  SCHEDULE A

                                   SELLERS


Seller's Name and Address (1)      Shares Being Sold       Purchase Price
-------------------------          -----------------       --------------

                                   Class A
                                   -------


The Carpenters Pension Trust       1,111,900               $14,454,700
for Southern California

Stinson Capital Partners, L.P.     1,048,100                13,625,300

The Common Fund                      433,800                 5,639,400

BCG Pension Plan                     331,300                 4,306,900

BK Capital Partners IV, L.P.         119,700                 1,556,100

Stinson Capital Partners II, L.P.     87,300                 1,134,900

United Brotherhood of Carpenters      54,200                   704,600
and Joiners of America Local
Unions and Councils Pension Plan

Stinson Capital Fund (Cayman), Ltd.   38,800                   504,400


TOTAL                              3,225,100               $41,926,300
                                   =========               ===========

-----------------------------------
(1) The address for each Seller is:

c/o Richard C. Blum & Associates, L.P.
909 Montgomery Street, Suite 400
San Francisco, CA  94133
Attn: General Counsel
TEL:  415-434-1111
FAX:  415-434-3130







                                      A-1

CUSIP NO. 037933108              SCHEDULE 13D                    Page 16 of 16

					    SCHEDULE B

                                   BUYERS


Buyer's Name and Address (a)     Shares Being Purchased    Purchase Price
----------------------------     ----------------------    --------------


Relational Investors, LP               2,445,861            $31,796,193.00

Relational Partners, LP                  269,734              3,506,542.00

Relational Coast Partners, LP             90,970              1,182,610.00

Relational Fund Partners, LP              63,409                824,317.00

Maryland State Retirement Agency         341,983              4,445,779.00
(Managed Account)

David H. Batchelder Trust                 12,404                161,252.00
(Managed Account)

Henry W. Winship                             739                  9,607.00
(Managed Account)                      ---------               -----------


TOTAL                                  3,225,100               $41,926,300
                                       =========               ===========

(a) Address:




-----------------------------------------
For all Buyers the address is as follows:

c/o Relational Investors LLC
4330 La Jolla Village Drive, Suite 220
San Diego, CA 92122
Tel:  (619) 597-9400
Fax:  (619) 597-8200






                                      B-1